China Green Energy Industries, Inc.
Jiangsu Wujing Lijia Industrial Park
Lijia Town, Wujin District
Changzhou, Jiangsu Province 213176
People’s Republic of China

February 7, 2011

By EDGAR Transmission
Michael Henderson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Green Energy Industries, Inc.
Item 4.01 Form 8-K
Filed January 12, 2011
File No. 000-53547

Dear Mr. Henderson:

On behalf of China Green Energy Industries, Inc. (“China Green” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 13, 2011, providing the Staff’s comments with respect to the above referenced Form 8-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1.	Amend your filing to provide the disclosures required by Paragraph (a)(2) of Item 304 of Regulation S-K.

China Green Response: We have added the following disclosures:

“Neither the Company, nor anyone on its behalf, consulted PKF California during the Company’s two most recent fiscal years and any subsequent interim period prior to the Company’s engagement of PKF California regarding any of the matters set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.”

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Green Group Inc.

By:/s/ Jianliang Shi
      Jianliang Shi
      Chief Executive Officer